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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                        For the month of September, 2002


                            MAGNA INTERNATIONAL INC.
                            ------------------------
             (Exact name of Registrant as specified in its Charter)

                    337 Magna Drive, Aurora, Ontario L4G 7K1
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                    Form 20-F            Form 40-F   XX
                                              ---                   ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes                         No   XX
                                        ---                         ---

[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-   .]
                                      ---

                                    SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.




                                    MAGNA INTERNATIONAL INC. (Registrant)



                                    By: /s/ J. Brian Colburn
                                       -----------------------------------------
                                       J. Brian Colburn
                                       Executive Vice-President,
                                       Special Projects and Secretary

Date:   September 12, 2002
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